Exhibit 2

Juan Pablo San Agustín

Executive VP of Strategic Planning and Business Development

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2

CEMEX Strategy

Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses

Value Our People as Our Main Competitive Advantage

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Help Our Customers Succeed

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Pursue Markets that Offer Long- Term Profitability

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Ensure Sustainability is Fully Embedded in Our Business

All efforts aimed at enhancing shareholder value

Return on capital drivers

Improving operating performance

Optimizing asset base

CEMEX levers

Global Networks

Value before Volume

Free cash flow improvement

Non-operating assets disposals

Portfolio management

Value creation

Significantly increase cash flow generation

ROCE > WACC

Recover investment grade capital structure

Global Networks. leveraging our global

strengths across our local businesses

Revenue Enhancement

Value before volume

Grow the pie

Cement commercial

Aggregates

Ready mix

Cement operations

Supply chain

Cost Management

Value before Volume to capture full value

delivered through our products and services

Revenue

Enhancement

Value before volume

Grow the pie

Price Roadmaps Debundling Full Transparency

2012 2013 2014

Price Transition Logic Service Manifesto

… with measurable results and

a long way still to go

Sample of services

Cement: multi-stops, cancellations, extra-hours, extra bags, spreader bar…

Aggregates: plant openings, partial loads, split delivery, low water, late load…

Readymix: full freight recovery, returned concrete, waiting time, redirections…

Revenue

Enhancement

Total revenues from services and surcharges

($ M)

500

210

2014 Mid-term

While Grow the Pie increases the market penetration of our products

Revenue Enhancement

Value before volume

Grow the pie





Expecting 11.5 M m² of pavements in 2015

- Roller Compacted Concrete
- Decorative pavements
- Concrete overlay

And 0.6 M m2 of housing solutions in 2015

- Insulated Concrete Forms
- Monolithic Cast in Place
- LEED Certification

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Increasing productivity to capture full operating leverage

Cost

Management

Expecting $100 M of cost savings in 2015

Fuels mix optimization

Maintenance costs reduction

Productivity improvement

Towards a vertically integrated SC model

Logistic cost improvement

Inventory management

Distribution network optimization

Relentlessly unlocking value from more efficient working capital management

Free cash flow improvement

Non-operating assets disposals

Portfolio management

Working Capital

(Days) -14

40

26

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2008 2014 Mid Term (1)

Unlocked ~ $ 600 M in funding requirements in the past 6 years

We have delivered on our commitments

Free cash flow improvement

Non-operating assets disposals

Portfolio management

Asset disposals

($ M)

250

210

180 185

~200 170

110

2009 2010 2011 2012 2013 2014

Disposed $1.1 B of non operating assets since 2009

We have executed more than $3.5 B in portfolio management transactions

Free cash flow improvement

Non-operating assets disposals

Portfolio management

Portfolio management transactions since 2009

West Germany

AGG Kentucky (USA) Holcim (CZR)

$ 90 M (‘10)

Holcim (SPA)

JV (USA) Other European $ 360 M (’11) assets $ 200 M

CLH

$ 1.0 B (´12)

Australia

$ 1.6 B (´09)

Divestments

Acquisitions

Proven track record of asset sales

~ $4 B

Operating assets

~ $2 B

Non-operating assets

~ $0.8 B

Minority Stake

~ $1 B

Delivered in the past 4 years

All efforts aimed at enhancing shareholder value

Return on capital drivers

CEMEX levers

Value creation

Significantly increase cash flow generation EBITDA $ 4.7B

FCF/EBITDA >35%

ROCE > WACC

Recover investment grade capital structure Leverage ratio < 3.0x

What you should expect from us…

Extracting greater value from our local businesses through global networks

Focus on Value before Volume, value added products and services

Increasing productivity and realizing operating leverage

Continue managing our portfolio: asset swaps, divestments and expansions

Significantly improve shareholder value

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